Exhibit 99.1

Wearable Devices Receives China Patent Allowance for Pressure-Based Gesture Control

Allowance extends the Company’s patent family covering gesture and proportional-control interaction with digital devices, from consumer electronics and XR to emerging applications in robotics and physical AI

YOKNEAM ILLIT, ISRAEL, Sept. 23, 2026 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced a Notice of Allowance from the China National Intellectual Property Administration (“CNIPA”) for its patent application.

The allowed application, titled “Method and Apparatus for a Gesture Controlled Interface for Wearable Devices,” extends a U.S.-granted intellectual property (“IP”) family covering a wrist-worn band that senses surface nerve conduction signals, the Company’s term for surface electromyography (“EMG”)-class bio-potentials, and turns hand and finger movement into commands without cameras, controllers or touchscreens. The China allowance specifically protects the Company’s technological ability to measure the intensity of a gesture - not just whether fingers were pressed together, but how firmly. This distinction converts a simple on/off motion into smooth, continuous, pressure-based control, much like a dimmer rather than a standard light switch.

The Company sees this capability supporting a broad set of applications across its target markets:

●	Consumer electronics, extended reality (“XR”) products, and smart glasses - Intuitive, touchless micro-gesture control, navigation, and interaction with digital overlays from the wrist.

●	Robotics and physical AI - An emerging area in which capturing the force and motion an individual applies may help robots learn physical tasks from human demonstration. Because the sensing takes place at the user’s wrist, an individual can be recorded working bare-handed and naturally, without instrumented gloves or force-sensing rigs that alter the way an object is handled.

●	Accessibility and healthcare - Device control for users with limited mobility and objective measurements of grip strength and rehabilitation progress which can assist users in daily life as well as in clinics.

“Human intent is grounded in physiology - you can’t scrape it from the internet,” said Guy Wagner, Chief Scientific Officer and co-founder of Wearable Devices. “It lives in the body’s own signals: not just that someone picked something up, but how carefully they held it. That kind of nuance is what makes everyday device control feel natural, and it is also what newer fields such as physical AI will need as machines learn from people. We believe that securing this protection in China - the world’s largest developer, manufacturer and market for robotics and consumer electronics - is an important step for our IP portfolio.”

This allowance sits within a broader IP portfolio that now comprises 14 patent matters across the United States, China, and South Korea, six of which have been granted. With priority dates as early as 2015, this protection runs as late as 2043. Alongside its registered MUDRA trademark, the Company continues to pursue protection across major markets as part of a long-standing IP strategy supporting future licensing and partnership opportunities.

About Wearable Devices Ltd.

Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) is a growth company pioneering human-computer interaction through its AI-powered neural input touchless technology. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s product offerings, including the Mudra Band, Mudra Link, and Mudra Pro, are defining the neural input category both for wrist-worn devices and for brain-computer interfaces. These products enable touch-free, intuitive control of digital devices using gestures across multiple operating systems.

Operating through a dual-channel model of direct-to-consumer sales and enterprise licensing and collaborations, Wearable Devices empowers consumers with stylish, functional wearables for enhanced experiences in gaming, productivity, and XR. In the business sector, the Company provides enterprise partners with advanced input solutions for immersive and interactive environments, from augmented reality/virtual reality/XR to smart environments. By setting the standard for neural input in the XR ecosystem, Wearable Devices is shaping the future of seamless, natural user experiences across some of the world’s fastest-growing tech markets. The ai6 Labs ecosystem accelerates this vision by integrating research, products, and AI breakthroughs. Expanding into Physical AI, the Company’s wearable neural sensing layer enriches human-generated training data for robotics and advanced physical systems.

Wearable Devices’ ordinary shares and warrants trade on the Nasdaq Capital Market under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the expected benefits of the allowed patent application, the potential applications of the Company’s technology, that the patent allowance marks an important step in the Company’s IP portfolio, and the Company’s future growth and market opportunities, including potential future licensing and partnership opportunities. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2025, filed on March 12, 2026 and our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty

IR@wearabledevices.co.il